

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2017

<u>Via E-mail</u>
Warren Hosseinion, M.D.
Chief Executive Officer
Apollo Medical Holdings, Inc.
700 N. Brand Blvd., Suite 1400
Glendale, CA 91203

> **Re:** **Apollo Medical Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 11, 2017**
> **File No. 333-219898**

Dear Mr. Hosseinion:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note the updating requirements for the financial statements and related disclosures. Reference is made to Item 14(e) and Item 17(b)(8) of Form S-4.

2. We note that you amended the Merger Agreement as of March 30, 2017, in connection with the Securities Purchase Agreement entered into with Alliance. Please discuss ApolloMed's and NMM's determination not to request an updated fairness opinion and associated risks, if any. Please also quantify the value of the warrants issued and explain how the $10.00 conversion price was determined.

Questions and Answers for ApolloMed Stockholders, page 17

Q: What will I receive in the Merger, page 17

3.  We note your disclosure that ApolloMed  stockholders will experience significant dilution as a result of the issuance of ApolloMed common stock and warrants to the NMM shareholders in connection with the merger.  Please revise this Q&A to quantify the percentage ownership that ApolloMed stockholders will have in the company after the Merger, both initially and assuming exercise of the warrants.

Q: What interests do ApolloMed's current executive officers and directors have in the Merger, page 19

4.  We note your disclosure that in conjunction with the Merger, Warren Hosseinion, the Chief Executive Officer of Apollo Medical Holdings, Inc., and the sole shareholder of Maverick Medical Group, Inc. ("MMG"), will sell to APC-LSMA all the issued and outstanding shares of capital stock of MMG.  Please revise to quantify the interests of directors, executive officers, and affiliates.  Please refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of Schedule 14A and revise here and on pages 31 and 151.

Questions and Answers for NMM Shareholders, page 22

Q: What will I receive in the Merger, page 22

5.  We note your disclosure that pursuant to the Merger Agreement, NMM common stock will be converted into the right to receive shares that represent 82% of the total issued and outstanding shares of ApolloMed common stock and warrants to purchase a pro-rata portion of an aggregate of 850,000 shares of common stock of ApolloMed, exercisable at $11.00 per share.  Please quantify, to the extent possible, the total value of the interest in ApolloMed that NMM shareholders will receive as a result of the Merger.

Q: Is the transaction expected to be taxable to NMM shareholders, page 25

6.  We note your disclosure throughout that NMM and ApolloMed "expect" or "intend" that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986.  Please revise throughout to provide unequivocal disclosure of what the tax consequences will be, or alternatively, revise to explain the degree of uncertainty.  See Staff Legal Bulletin No. 19.

Risk Factors

The actual exchange ratio at the closing might not be consistent with the assumed exchange ratio
which BofA Merrill Lynch based its fairness opinion, page 45

7.  We note your disclosure that the actual exchange ratio at the closing might not be
    consistent with the exchange ratio on which BofA Merrill Lynch based its fairness
    opinion because the number of shares of ApolloMed's common stock issued and
    outstanding at the closing may not be the same as that used by BofA Merrill Lynch as the
    basis of its fairness opinion.  Please revise to clarify how, if at all, the number of issued
    and outstanding shares of ApolloMed's common stock has changed since BofA Merrill
    Lynch's December 21, 2016 opinion and the impact of that change on the exchange ratio.

NMM's operations are dependent on a limited number of key payors, page 83

8.  Please identify the HMO's upon whom NMM's operations are dependent.

Background of the Merger between ApolloMed and NMM, page 121

9.  On page 121 you state that "ApolloMed management has had multiple interactions with
    different parties, including NMM" and that the subsequent discussion is a record of
    "certain material events" leading up to the Merger Agreement.  Please confirm that the
    disclosure includes material discussions with all parties.

10. Please disclose the outside general counsel that advised ApolloMed on the legal
    considerations of the transaction prior to the engagement of McDermott Will & Emergy
    LLP.  Please also identify NMM's legal counsel.

Opinion of ApolloMed's Financial Advisor, page 132

11. Please revise the Selected Publicly Traded Companies Analysis on page 134 to explain
    the selection criteria BofA Merrill Lynch utilized to select the companies identified.  If
    any companies fit the selection criteria but were excluded from the analysis, please
    explain the reason(s) for the exclusion.

12. We understand that the discounted cash flow analysis is based on the ApolloMed and
    NMM forecasts.  Please revise to describe these forecasts or advise us why you believe
    the forecasts are not necessary for shareholders to appropriately evaluate the discounted
    cash flow analysis.  Please also revise the discussion of Vantage Point's opinion, which
    similarly appears to rely on management projections and/or forecasts.

Opinion of NMM's Financial Advisor, page 138

13. In your discussion of the Selected Public Companies Analysis, please state if there were any companies that fit your selection criteria but were excluded from the analyses. Please explain the reason(s) for the exclusion.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Fair value of the ApolloMed's preferred shares held by NMM, page 176

14. We note that the registrant's series A and series B preferred stock had a historical value of $10,962,523 and liquidation preferences of $14,999,994 at March 31, 2017. We note the fair value of the preferred stock, for purposes of calculating the purchase price, is $20,784,000 and is reflective of the liquidation preferences, claims of priority and conversion option values thereof. Please revise to enhance your disclosure to provide the calculations used to determine this fair value.

MMG transaction, page 177

15. Please revise your disclosure to clarify the amount and nature of consideration to be paid by APC-LSMA for the shares of MMG. Please clarify for us where this consideration is reflected in the preliminary purchase consideration.

Potential Payments upon Termination or Change-In-Control, page 196

16. Please revise this section, or the Employment Agreements discussion cross-referenced, to quantify potential payments and benefits, as contemplated by Item 402(j)(2) of Regulation S-K and Instruction 1 to Item 402(j).

Principal Stockholders of ApolloMed, page 201

Principal Shareholders of NMM, page 203

17. Please identify the names of the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Network Medical Management, Inc., NNA of Nevada, Inc. and Allied Physicians of California, as required by Item 18(a)(5)(ii) of Form S-4. See also Item 6(d) of Schedule 14A and Instruction 2 to Item 403 of Regulation S-K.

<u>Certain Material U.S. Federal Income Tax Consequences of the Merger, page 214</u>

18. Please revise to reference the tax opinion you will receive from McDermott Will & Emery, currently referenced as exhibit 8.1 in the Exhibit Index.

<u>Network Medical Management Inc.</u>

<u>Notes to Consolidated Financial Statements</u>

<u>1. Description of Business, page F-12</u>

19. Please tell us how you determined that APC is the primary beneficiary of APC-LSMA.  Within your response, please address the fact that APC-LSMA is solely owned by Dr. Thomas Lam and reference the authoritative accounting literature management relied upon.

<u>Exhibits</u>

20. Please file all remaining exhibits as soon as possible.  Upon review, we may have further comments.  If you are not prepared to file the legal and tax opinions with your next amendment, please file draft opinions as correspondence for us to review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at 202-551-3396 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc:     Mark J. Mihanovic
        McDermott Will & Emery LLP
        Via E-mail